June 3, 2009

Attn: Ms. Melissa Duru

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

Re:	The Children’s Place Retail Stores, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2009
File No. 1-23071

Dear Ms. Duru:

On behalf of our client, The Children’s Place Retail Stores, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 1 to the preliminary proxy statement on Schedule 14A (the “proxy statement”) of the Company (File No. 1-23071).

Set forth below in bold are comments from the Staff’s letter of May 28, 2009.  Immediately below each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the proxy statement in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

General

1.                                     The filing was incorrectly tagged as PRE14A.  Preliminary proxy statements related to a contested solicitation should be tagged PREC14A.  Please file your next preliminary proxy statement submission using the EDGAR header tag PRER14A.  When you submit your definitive proxy statement, please ensure that you use the EDGAR header tag DEFC14A to reflect the contested nature of the election.

The Company has filed the amended proxy statement using the EDGAR header tag PRER14A in response to the Staff’s comment.

“Who_will pay the expenses incurred in connection with the solicitation of my vote…”, page 8

2.                                      Please supplement your disclosure to describe the material features of the contractor arrangement entered into with Mackenzie Partners, Inc.  See Item 4(b)(3) of Schedule 14A.

The Company has revised the disclosure on page 8 of the proxy statement in response to the Staff’s comment.

3.                                      Refer to Item 4(b)(3) of Schedule 14A.  Please clarify all the means you intend to use in the solicitation of proxies.  Currently, your disclosure suggests that you will only solicit proxies personally or telephonically and omits reference to the use of mail, facsimile or Internet.  Please revise or advise.  Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

The Company has revised the disclosure on page 8 of the proxy statement in response to the Staff’s comment.  Although the Company will use the Internet in its solicitation of proxies, the Company hereby advises the Staff that it will not solicit proxies via chat rooms.

The Company confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

4.                                      We refer you to Item 4(b)(4).  Please specify the total amount estimated to be spent and total expenditures to date in connection with the solicitation.

The Company has revised the disclosure on page 8 of the proxy statement in response to the Staff’s comment.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

Matters Requiring Stockholder Action, page 9

Proposal No. 1-Election of Directors, page 9

Nominees for Election at the Annual Meeting, page 9

5.                                      Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.  For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year.  Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.  For example, we note gaps in the biographical information provided for Mr. Elvey from the period 2006 to the present.

The Company has revised the disclosure on page 10 of the proxy statement in response to the Staff’s comment.

Selection of Nominees, page 11

6.                                      Please revise to disclose whether each of the nominees consented to be named in the proxy and to serve, if elected, See Rule 14a-4(d).

The Company has revised the disclosure on page 11 of the proxy statement in response to the Staff’s comment.

7.                                      You disclose that if any of the nominees is “unable to serve or declines to serve at the time of the annual meeting, the proxy holders will vote for any nominee who shall be designated” by your Board, your disclosure suggests that you are reserving the right to vote for a substitute nominee in the event the other nominees are unable to serve.  Please note that we consider the existence of substitute nominees to be material to a security holder’s voting decision.  Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date.  Refer to Rule 14a-4(d)(1).

The Company respectfully submits that Rule 14a-4(c)(5) permits the Company to obtain proxies for which it may exercise discretionary authority for the election of any person to any office for which a bona fide nominee is named in the proxy statement and such nominee is unable to serve or for good cause will not serve.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

Proposal No. 3-Stockholder Proposal, page 16

Bylaw Restoration Proposal, page 16

8.                                      Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.  Provide us with support with respect to the following non-exhaustive list of statements you make:

•      “[t]he Board believes the stockholder proposal…is designed to help Mr. Dabah assert control over the Board...,” and

•      “the stockholder proposal has no other purpose other than to limit Board actions....that Mr. Dabah may find disadvantageous in his efforts to assert control over the Board...”

Where the basis of support is other documents, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.  Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.

The Company respectfully advises the Staff that under applicable law and the Company’s organizational documents, Board action generally is taken by majority vote of the directors on the Board.  Therefore, if Mr. Dabah’s nominees are elected to the Board, Mr. Dabah’s five designees on the Board would be able to take Board action.

As the Staff is aware, under Delaware law, the Board (not stockholders) is responsible for managing, or directing the management of, the business and affairs of the Company.  In meeting this responsibility, the Company’s directors have certain fiduciary duties to the Company and its stockholders, including the obligation to take actions that are in the best interests of the Company and all of its stockholders.  The Company’s bylaws expressly provide that they may be amended by the Board.  If passed, Mr. Dabah’s bylaw restoration proposal would eliminate the Board’s ability to amend the Company’s bylaws — even if the Board determines that such an amendment is necessary and appropriate and in the best interests of the Company and all of its stockholders.  Mr. Dabah’s proposal would unreasonably interfere with the directors’ obligations under Delaware law and their ability to satisfy their fiduciary duties.  If Mr. Dabah, or any other stockholder of the Company, believes that any Board action, including any bylaw amendments, are inappropriate or not in the best interest of the Company and its

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

stockholders, Mr. Dabah, or any other stockholders of the Company, always have the ability to challenge such action.

Mr. Dabah’s bylaw restoration proposal would eliminate the ability of the Board to amend the Company’s bylaws — which is expressly permitted by the Company’s bylaws (and, under certain circumstances, may be required by applicable law).  Mr. Dabah, with this proposal, is seeking to control decisions of the Board and prevent the Board from taking certain actions that are in the best interests of the Company and its stockholders — which decisions may not be in Mr. Dabah’s own best interest.  The Board must remain in a position — subject to its fiduciary duties — to protect stockholders.

9.                                      You identify by way of example, Mr. Dabah as a third party that might attempt “to gain control of the company without paying a control premium”.  Your disclosure implies a link between passage of the proposal and a third party gaining control of the company.  Revise to provide the basis for this assertion as it is not apparent how passage of the stockholder proposal without any other action, would result in a third party gaining control of the company.  In this regard, we also note that even assuming Mr. Dabah’s nominees were elected, they would constitute only a minority of the Board.

As disclosed in the proxy statement (see, e.g., pages 13 and I-1), Mr. Dabah already has designated two members of the Company’s current board of directors, himself and Stanley Silverstein, his father-in-law, who are not up for re-election this year.  If Mr. Dabah’s slate of three nominees are elected at the 2009 annual meeting, Mr. Dabah will have designated a majority of the Company’s board of directors (five of nine directors).

As explained in response the Staff’s previous comment, under Delaware law, the Board is responsible for managing, or directing the management of, the business and affairs of the Company.  The Company’s bylaws expressly provide that the bylaws may be amended by the Company’s Board.  If passed, Mr. Dabah’s bylaw restoration proposal would eliminate the Board’s ability to amend the Company’s bylaws — even if the Board determines that such an amendment is necessary and appropriate and in the best interests of the Company and all of its stockholders.  This proposal would unreasonably interfere with the director’s obligations under Delaware law and their ability to satisfy their fiduciary duties.  The Company believes, therefore, that the purpose (and certainly the effect) of Mr. Dabah’s bylaw restoration proposal is to limit the ability of the Board to take actions that are expressly permitted by the Company’s bylaws (and, under certain circumstances, that may be required by applicable law) and, by preventing the ability of the Board to amend the bylaws, to give Mr. Dabah control over the Board (even before he would have designated a majority of the directors on the Board).

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

The Company has revised the disclosure on pages 16-17 of the proxy statement in response to the Staff’s comment.

Appendix I

10.                                Please revise to include all participant information required by Items 4(b) and 5(b) of Schedule 14A.  In this regard, we note that you have omitted information pertaining to Messrs. Dabah and Silverstein.  Revise to include all such information as such persons currently serve as directors of the company.  See Instruction 3(a)(ii) to Item 4 of Schedule 14A.

The Company has not included information for Ezra Dabah and Stanley Silverstein, two of its current directors, as “participants” in its solicitation of proxies from the Company’s stockholders in connection with the 2009 annual meeting, because Messrs. Dabah and Silverstein are participants in, and supporting, a competing solicitation of proxies in connection with the Company’s 2009 annual meeting.  Messrs. Dabah and Silverstein will not be soliciting proxies on behalf of the Company.  Information for Messrs. Dabah and Silverstein can be found in the preliminary proxy statement filed by Mr. Dabah on May 15, 2009.

The Company has revised the disclosure on page I-1 of the proxy statement to make it clear that Messrs. Dabah and Silverstein will not be soliciting proxies on behalf of the Company and to note where information related to such individuals can be found in response to the Staff’s comment.

Ms. Melissa Duru

U.S. Securities and Exchange Commission

June 3, 2009

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or, if more convenient, send me an e-mail (michael.aiello@weil.com).

Very truly yours,

Michael J. Aiello

cc:  Chuck Crovitz

(The Children’s Place Retail Stores, Inc.)